UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38649

Viomi Technology Co., Ltd

Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District

Guangzhou, Guangdong, 510220

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

Viomi Technology Co., Ltd (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 27, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

Viomi Technology Co., Ltd is a company controlled by Mr. Xiaoping Chen, who holds 60.8% of the Company’s aggregate voting power as of February 28, 2023. In response to Item 16I(a) of Form 20-F, based on the above and the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, no shareholder other than Viomi Limited, Shunwei Talent Limited, and Red Better Limited owns more than 5% of the Company’s outstanding shares.

•	Viomi Limited is a British Virgin Islands company wholly owned by trust established for the benefit of Mr. Xiaoping Chen and his family. To the Company’s knowledge, Viomi Limited owns 34.0% of the Company’s total outstanding shares and holds 59.9% of the Company’s aggregate voting power as of February 28, 2023.

•	Shunwei Talent Limited is a British Virgin Islands company wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye, a Singapore citizen. To the Company’s knowledge, Shunwei Talent Limited beneficially owns 15.5% of the Company’s total outstanding shares and holds 2.8% of the Company’s aggregate voting power as of February 28, 2023.

•	Red Better Limited is a British Virgin Islands liability limited company wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation, a Cayman Islands company. To the Company’s knowledge, Xiaomi Corporation is not owned or controlled by a governmental entity in mainland China. To the Company’s knowledge, Red Better Limited beneficially owns 16.5% of the Company’s total outstanding shares and holds 29.9% of the Company’s aggregate voting power as of February 28, 2023.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 25, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Viomi Technology Co., Ltd

By	:	/s/ Xiaoping Chen
Name	:	Xiaoping Chen
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 25, 2023